

October 2, 2008

By U.S. mail and facsimile to (410) 636-0856

Mr. Kenneth Stastny, Chief Financial Officer
Wise Metals Group LLC
857 Elkridge Road, Suite 600
Linthicum, MD 21090

> **RE: Wise Metals Group LLC**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed May 7, 2008**
>
> **Forms 10-Q for the quarters ended March 31, 2008 and June 30, 2008**
> **File No. 333-117622**

Dear Mr. Stastny:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Selected Financial Information, page 22

1. We note your presentation of Adjusted EBITDA herein and throughout your document. You state you include Adjusted EBITDA information because this measure is used by management to measure your compliance with debt covenants and by investors and note holders to evaluate your ability to service debt. Given that assertion, and because you reconcile it herein to net cash used in operating activities, it appears you are using Adjusted EBITDA as a liquidity measure. If

so, please provide in future filings the supplemental disclosures required by Question10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, available at www.sec.gov, including the materiality of the underlying agreement and the covenant, the amount or limit required for compliance with the covenant, and the actual or reasonably likely effects of compliance or non-compliance with the covenant on your financial condition and liquidity.

However, we also note that in each of the earnings releases on Form 8-K dated March 31, 2008, May 19, 2008, and August 14, 2008, you reconcile Adjusted EBITDA to net (loss) income. This would appear to indicate that you use such measure to assess operating performance. Please advise and revise future filings as appropriate. In this regard, if such measure is also used to assess operating performance, please provide the disclosures required by Question 8 of the aforemtioned FAQ in future filings.

Financial Statements

9. Commitments and Contingencies, page 58

2. Regarding the lawsuit filed against Crown Cork and Seal, you disclose that on February 1, 2008, you and Crown agreed to settle the litigation without admitting any wrongdoing or liability by either party. Please confirm that no amounts were paid by you to settle such matter, and clarify future filings to state whether any gain or loss was incurred.

Form 10-Q for the period ended March 31, 2008

5. Pension and Post-Retirement Benefits, page 12

3. You disclose on page 13 that during the first quarter of 2008, you elected to make a change in accounting principle with respect to the manner in which you amortize unrealized gains or losses associated with your benefit plans. Specifically, the accounting changed from the standard amortization methodology under FAS 106 and FAS 87, which is amortizing the net gain or loss that exceeds 10 percent of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets, to a methodology of fully recognizing any gain or loss in excess of 45% of the greater of the APBO and the market value of assets and amortizing any gain or loss between 10% - 45% of the greater of the APBO and the market value of assets over the remaining service period. The Company made this change because the immediate recognition of the unrecognized gain appears to more closely resemble the actuarial equivalent of what will ultimately be paid/expensed in future periods. Please tell us your basis in GAAP for making such a change, citing the appropriate authoritative literature

that prescribes or permits such treatment, and why it constitutes a change in accounting principle as contemplated by SFAS 154.

Form 10-Q for the period ended June 30, 2008

4. Financing Arrangements, page 11

4. You disclose on page 12 that breach of the covenant requiring you to furnish to the Agent under the loan agreement audited and unaudited consolidated financial statements of the Company and its subsidiaries within ninety days of the end of the fiscal year ended December 31, 2007, was waived. However, you do not disclose whether you were in compliance with the financial covenants related to the revolving credit facility. Please tell us and revise future filings to disclose whether you were in compliance with such covenants as of the end of the reporting period.

5. We note your disclosure on page 12 that Wise Metals Group LLC and Wise Alloys Finance Corporation are co-issuers of the senior notes. Please tell us and disclose herein in future filings whether there are any material restrictions on the ability of the subsidiaries to transfer cash to the co-issuers. Refer to Rule 3-10(i)(9) of Regulation S-X.

7. Commitments and Contingencies, page 14

6. You state on page 16 you believe you are properly accrued for the EPA, M&A and National Labor Relations Board contingencies. Please revise future filings to disclose the amount thereof for each matter, pursuant to paragraph 9 of SFAS 5, or state whether such amounts were material to your operating results.

Management's Discussion and Analysis, page 19

Operating Results, page 21

7. You disclose on page 22 that Wise Recycling sales to third parties increased 24% in the six months ended June 30, 2007 and shipments by Wise Recycling to third parties increased approximately 28% for the first six months of 2008 over the first six months of 2007 due to higher recycling activity and an increased presence in the ferrous market. Please explain to us and revise future filings to discuss how an increased presence in the ferrous market impacts Recycling's sales.

Liquidity and Capital Resources, page 23

8. You state herein that your principal sources of cash to fund liquidity needs are net cash provided by operating activities and availability under your revolving senior secured credit facility. It is not clear how you are able to meet your cash needs given that you i) have used $84.3 million of cash in the last six months, ii) have only $7.3 million available borrowings under the revolving credit agreement at June 30, 2008, and iii) have historically had a working capital deficit. Therefore, in future filings in MD&A, please quantify your expected sources and uses of cash so it is clear to readers why the financial statements are presented on a going concern basis rather than a liquidation basis. Refer to Section 501.13.a of the FRC.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief